FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                       For the period ended June 11, 2001


                                Rtica Corporation
                -----------------------------------------------
                (Translation of registrant's name into English)


               999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada
               -------------------------------------------------------
                     (Address of principal executive offices)


   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X     Form 40-F
                                    ---                ---


   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                 No   X
                                    ---                ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enbridge Exercises Conversion Option On Rtica Corp. Debenture.

Stoney Creek, Ontario (June 11, 2001). A convertible debenture in the amount of $360,000CAD issued by Rtica Corporation (formerly Inzeco Holdings Inc.) was converted to 900,000 common shares of the company on May 30, 2001 at the request of the holder, Enbridge Inc. The debenture bore a conversion price of $0.40 per share and was due to mature on June 30, 2001. On completion of the conversion, Enbridge will hold approximately 11 % of the outstanding shares of the company, taking into account holdings from two prior debenture conversions in 1998 and 1999.

"Enbridge has been a valued strategic partner from the beginning," notes Warren Arseneau, President, Rtica Corporation " They continue to share our vision for the success of our principal product, RTICA insulation, a vision that underscores our mutual, corporate commitment to energy conservation."

RTICA is a highly efficient insulation manufactured and marketed by Rtica Inc., a subsidiary of Rtica Corporation. It is made from 100% recycled and/or virgin plastic polymers. A lack of dust and itch promotes a healthier workplace when compared to fiberglass and other mineral products. Its pre-eminence as a thermal barrier, particularly in homes, positions RTICA as a leading solution to an intensifying global quest for energy conservation.

Rtica Corporation is a public company traded on the CDNX exchange under the symbol RTN. There are approximately 34,052,636 shares outstanding. The corporate website can be found at www.rtica.com

The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release

More information:
Warren Arseneau                                  Jason Monaco
RTICA                                            First Canadian Capital Corp
(905) 643- 8669 ext. 226                         (416) 742-5600
warren.arseneau@rtica.com                        rtica@firstcanadiancapital.com

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          Rtica Corporation
                          -------------------------------------------
                                           (Registrant)



Date June 11, 2001     By:/s/Robert Stikeman
     -------------        -------------------------------------------
                            *Robert Stikeman,
                             Chief Financial Officer



* Print the name and title of the signing officer under his signature.